Exhibit 5

BOSTON    CONNECTICUT    NEW JERSEY    NEW YORK    WASHINGTON, D.C.

DAY PITNEY LLP
Attorneys at Law

Mail To: P.O. Box 1945 Morristown, NJ 07962
Deliver To: 200 Campus Drive Florham Park, NJ 07932
T: (973) 966 6300 F: (973) 966 1015
info@daypitney.com

February 3, 2009

Peapack-Gladstone Financial Corporation
158 Route 206 North
Gladstone, New Jersey 07934

We refer to the Registration Statement on Form S-3 (the “Registration Statement”) by Peapack-Gladstone Financial Corporation (the “Corporation”) relating to (1) 28,685 shares of the Corporation’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having a liquidation preference of $1,000 per share (“Preferred Stock”), (2) a ten-year warrant to purchase 143,139 shares of the Corporation’s Common Stock, no par value (“Warrant”), and (3) 143,139 shares of the Corporation’s Common Stock, no par value, issuable upon the exercise of the Warrant (“Common Stock”).  The Preferred Stock and the Warrant were issued by the Corporation to the U.S. Department of the Treasury pursuant to a Letter Agreement and a Securities Purchase Agreement attached thereto (together, the “Letter Agreement”), dated as of January 9, 2009, in connection with the Troubled Asset Relief Program Capital Purchase Program.

We have examined originals, or copies certified or otherwise identified to our satisfaction, of such corporate records, documents, agreements, instruments and certificates of public officials of the State of New Jersey and of officers of the Corporation as we have deemed necessary or appropriate in order to express the opinions hereinafter set forth.

Based upon the foregoing and in reliance thereon, and subject to the assumptions, qualifications, limitations and exceptions set forth herein, we are of the opinion that:

1.        The issuance and sale of the Preferred Stock by the Corporation have been duly authorized, the Preferred Stock is validly issued, fully paid and non-assessable;

2.        The Warrant has been duly authorized and constitutes a valid and binding obligation of the Corporation; and

3.        The Common Stock to be issued by the Corporation upon the exercise of the Warrant has been duly authorized and, when issued in accordance with the terms of the Warrant, including provisions contained in the Letter Agreement to the extent referred to in the Warrant, and the Registration Statement, will be validly issued, fully paid and non-assessable.

The foregoing opinions are limited to the federal laws of the United States and the laws of the State of New Jersey. We express no opinion as to the effect of the law of any other jurisdiction.  The opinions set forth herein are made as of the date hereof and are subject to, and may be limited by, future changes in the factual matters set forth herein, and we undertake no duty to advise you of the same.  The opinions expressed herein are based upon the law in effect (and published or otherwise generally available) on the date hereof, and we assume no obligation to revise or supplement such opinions should such law be changed by legislative action, judicial action or otherwise.

We hereby consent to the use of this opinion letter as an exhibit to the Registration Statement. In giving such consent, we do not hereby concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Day Pitney LLP

DAY PITNEY LLP